EXHIBIT 99.1

Annual and Special General Meeting

The Registrant hereby announces that at the annual and special general meeting of shareholders held today, December 20, 2011, all proposed resolutions set forth in the proxy statement filed under Form 6-K on November 9, 2011, were adopted as follows:

1.
To re-elect Messrs. Edouard Cukierman, Mr. Joel Adler, Mr. Guillaume Binder, Mr. Luis Gutierrez Roy and Mr. Ronen Zavlik to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To re-elect Mr. David Golan as an External Director of the Company (as such term is defined in the Israeli Companies Law) to hold office for an additional three-year term.

3.	To elect Ms. Orit Nir Schwartz to serve as an External Director (as defined in the Israeli Companies Law), to hold office for a period of three years.

4.	To ratify and approve compensation to our External Directors, as described in the Proxy Statement.

5.	To ratify and approve compensation to our Directors (excluding External Directors), as described in the Proxy Statement.

6.	To approve amendments to the Company’s Articles of Association, as more fully described in the proxy statement.

7.	To approve amended indemnification and exemption in favor of the Company's directors and officers.

8.	To ratify and approve liability insurance covering our directors and officers.

9.	To approve amendments to Convertible Loan Agreements between the Company and certain lenders, and to the related warrants, as more fully described in the proxy statement.

10.	To approve an Active Chairman Agreement between the Company and Mr. Edouard Cukierman, the Company’s Chairman of the Board, as more fully described in the proxy statement.

11.	To approve an increase to the number of options available for issuance under the Company’s 2003 Israeli Share Option Plan.

12.
To reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company's Independent Auditors for the year ending December 31, 2011 and for such additional period until the next annual general meeting of shareholders.

13.	To review the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2010.

For additional details please refer to the proxy statement filed under Form 6-K on November 9, 2011.